Filed by CBOE Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: CBOE Holdings, Inc. Subject Company’s Commission File No.: 333-140574

On June 12, 2007, the Chicago Board Options Exchange, Incorporated issued the following Information Circular.

Information Circular IC07-080

Date:	June 12, 2007

To:	CBOE Members

From:	The Office of the Chairman

Re:	Revised ICE-CBOE Agreement

The attached press release, issued today by the IntercontinentalExchange (ICE), includes the announcement that CBOE and ICE have amended their previously announced agreement relating to the CBOE Exercise Right issue as part of ICE’s proposed merger with CBOT Holdings, Inc.

As detailed in the press release, the ICE-CBOE agreement was revised to address how consideration to resolve the exercise right issue, payable jointly by CBOE and ICE, would be disbursed to eligible CBOT Full Members. The revised agreement also provides eligible CBOT Full Members with greater flexibility in selecting their preferred form of consideration (cash, stock in ICE/CBOT, or stock in a demutualized CBOE).

The ICE-CBOE agreement provisions relating to the Exercise Right are contingent on the completion of ICE’s proposed merger with CBOT Holdings. CBOE members will be asked to vote on the terms of the revised agreement, including certain exclusivity provisions between ICE and CBOE at a meeting of the membership to be held July 3, 2007.

We look forward to further discussion on the ICE-CBOE agreement at the informational meeting for CBOE members this Thursday, June 14, 2007.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

PRESS RELEASE

ICE RESUBMITS MERGER PROPOSAL TO CBOT BOARD WITH ENHANCEMENTS;
INTENDS TO FILE PROXY STATEMENT TO OPPOSE CME ACQUISITION OF CBOT

•                                          ICE Reconfirms Exchange Ratio of 1.42 ICE Shares for Each CBOT Share

•                                          CBOT Shareholders Can Elect Up To $2.5 Billion In Cash In Lieu of ICE Shares

•                                          CBOT Members to Benefit From Pricing Protections on Trading Fees

•                                          CBOE Exercise Right Agreement Revised To Provide Potentially Greater Value To CBOT Members And Increased Flexibility In Election Of Consideration

•                                          ICE Would Permit CBOT To Pay Quarterly Dividends Prior to Closing

Atlanta, GA (June 12, 2007) — IntercontinentalExchange, Inc. (NYSE: ICE) today announced that it has resubmitted its merger proposal to the Chicago Board of Trade (NYSE: BOT), with a number of enhancements. ICE also said it intends to file a preliminary proxy statement to oppose the proposed acquisition of CBOT Holdings by the Chicago Mercantile Exchange (NYSE: CME). ICE intends to solicit votes against the proposed CBOT/CME combination at the CBOT stockholder meeting scheduled for July 9, 2007 after the SEC’s review of its preliminary proxy statement is completed.

Under ICE’S enhanced proposal:

▪                                           CBOT Holdings stockholders can now elect to receive cash in lieu of ICE/CBOT shares in an amount equivalent to the value implied by 1.42 ICE shares per CBOT share at the close of the ICE/CBOT merger. The total amount of available cash consideration will be a maximum of $2.5 billion, with individual cash elections subject to proration in the event that the maximum amount of cash available is oversubscribed.

▪                                           Current CBOT B-1 and B-2 members would also benefit from pricing protections on trading fees. Under the enhanced merger proposal, CBOT trading fees for B-1 and B-2 members would generally not increase from current levels prior to the 2011 Annual Meeting of Stockholders. Additionally, CBOT trading fees for B-1 and B-2 members would generally benefit from discounts of 50% or more from the lowest trading fees available to non-members at least until the 2014 Annual Meeting of Stockholders.

▪                                           The previously announced agreement with the Chicago Board Options Exchange (CBOE) regarding CBOT members’ CBOE exercise rights is included in the revised proposal, and has been amended so the total consideration of $665.5 million, payable jointly by ICE and CBOE, would be divided by the number of CBOT Full Members possessing the required interests, as defined below, as of the consideration record date. Accordingly, each exercise right will be valued at a minimum of $500,000 per Full Membership, with the final value of each right being determined by the number of Full Memberships assembled. If fewer than 1,331 Full Memberships are assembled, the value of each would be greater than $500,000.

▪                                           Full Members will also have greater flexibility to elect the form of consideration they prefer among debt securities convertible into the stock of CBOE following its demutualization or other conversion event, cash, and debt securities convertible into stock of the newly combined ICE/CBOT. They can elect 1) all debt securities convertible into the stock of CBOE following its demutualization or other conversion event, 2) all cash, or 3) all debt securities convertible into stock of the newly combined ICE/CBOT. These choices are subject to a maximum of $332.75 million in aggregate value of debt securities convertible into stock of the newly combined ICE/CBOT and a maximum of $332.75 million in aggregate value of debt securities convertible into stock of CBOE following its demutualization or other conversion event. The election of debt securities of both ICE and CBOE are subject to proration in the event that the maximum amount of available securities is oversubscribed, with any remainder to be paid in cash.

▪                                           CBOT will be permitted to pay pre-closing dividends of $0.29 per share for the third and fourth quarters of 2007 and a dividend for the first quarter of 2008 based on earnings during that period.

▪                                           At least 5 CBOT designees would remain on the ICE board through the 2014 Annual Meeting of Stockholders.

Jeffrey C. Sprecher, Chairman and CEO of ICE, said, “This enhanced proposal demonstrates ICE’s continuing commitment to address the needs of CBOT stockholders and members. Over the past few weeks, we have had productive discussions with a wide spectrum of stakeholders. Based on this input, we have devised an enhanced proposal that we believe is extremely compelling to stockholders and members. Our proposal also resolves important issues that are not addressed by the CME agreement that CBOT stockholders will have the opportunity to vote against on July 9th.”

Sprecher continued, “We believe that the CME acquisition of CBOT is not in the best interest of CBOT stockholders. By filing our preliminary proxy materials, we are signaling our intent to actively assist CBOT stockholders and members to oppose the inferior CBOT/CME combination so that CBOT stockholders can send a clear message to their Board that they want proper consideration given to the clearly superior ICE proposal.”

Based on today’s closing prices, the ICE offer is valued at $211.55 per CBOT Holdings share. This calculation of value per share does not include the additional consideration offered to CBOT Full Members related to the treatment of the CBOE Exercise Rights, which ICE calculates to be a minimum of an additional $18.29 per CBOT Holdings share. The revised CME proposal represents only $191.98 per CBOT Holdings share. The ICE offer represents a 10.2% premium to the CME proposal and represents over $1.0 billion of additional value to CBOT shareholders.

Exercise Rights Agreement

On May 30, 2007, ICE and CBOE entered into an agreement in an effort to resolve issues relating to the CBOE exercise rights. The details of the revised agreement are as follows:

•                                          ICE and CBOE would each provide up to $332.75 million in consideration (or total consideration of $665.5 million) to fund payments to CBOT Full Members possessing the required interests to exercise a CBOE exercise right.

•                                          ICE and CBOE would each provide a CBOT Full Member possessing the required interests for the exercise of a CBOE exercise right the choice of one of the following: (1) debt securities convertible into the stock of CBOE following its demutualization or other conversion event, (2) a cash payment, or (3) debt securities convertible into stock of the newly combined ICE/CBOT. If Full Members elect debt securities of either CBOE or ICE/CBOT that, in the aggregate, exceed these maximums, those electing the debt securities will receive a pro rata share of the available debt securities, with the remainder of the consideration paid in cash.

The transactions contemplated by the ICE/CBOE agreement are contingent on completion of the proposed merger of ICE and CBOT Holdings; approval by a majority of CBOT Holdings stockholders, a majority of the voting power of the CBOT Series B-1 and B-2 members, and a majority of CBOE members; and are conditioned on regulatory and judicial approvals. To be eligible for the above consideration, a CBOT Full Member must possess: (1) 27,338 shares of Class A Common Stock, par value $0.001 per share, of CBOT Holdings, Inc. (2) a Class B, Series B-1 Membership of the Board of Trade of the City of Chicago, Inc. and (3) a CBOE exercise right privilege (ERP). For purposes of this determination, a CBOT Full Member will be deemed to “possess” the required interests through possession by ownership, lease, or, in the case of shares, by pledge or assignment agreement relating to such shares where the owner of such shares is precluded from selling or transferring the shares during the term of such pledge or assignment agreement. The merger of ICE and CBOT Holdings is contingent upon approval by CBOT of the ICE/CBOE Agreement and the approval by a majority of the voting power of the CBOT Series B-1 and B-2 members.

Cash Election

In addition, under the agreement, each CBOT stockholder would have the option to receive cash consideration in an amount equal to the implied value of 1.42 ICE shares at the close of the ICE/CBOT merger. The total cash consideration in the transaction has been set at a maximum of $2.5 billion. If CBOT stockholders elect to receive more than the maximum cash available, stockholders who elected to receive cash will be subject to pro ration. If no CBOT stockholders elect to receive cash, the CBOT stockholders would own approximately 51.6% of the combined company. If all CBOT stockholders elect to receive cash, CBOT stockholders would receive approximately $47.12 per share in cash and own 45.3% of the combined company. ICE intends to use any remaining cash not utilized under the cash election to repurchase ICE shares after the close of the transaction.

Preliminary Proxy Statement

ICE intends to file a preliminary proxy statement to assist CBOT stockholders and members in opposing the proposed acquisition of CBOT Holdings, Inc. by CME.

As will be fully detailed in its preliminary proxy materials, ICE believes that CBOT stockholders and members should reject the proposed CBOT/CME combination because:

▪                                           A vote “AGAINST” the proposed CME merger preserves the opportunity of CBOT’s stockholders to receive the significant premium for their shares contemplated by ICE’s proposal which, if consummated, provides significantly greater financial value than the proposed CME merger.

▪                                           A combination of ICE and CBOT is superior to the proposed CME merger and would offer substantial benefits to the stockholders of CBOT and members, including higher current value, stronger historic stock performance since January 1, 2006, opportunity to share in future growth, and strong management.

▪                                           ICE has clearly demonstrated its plan to successfully integrate the technology and clearing operations of CBOT by the end of 2008 and disagrees with CBOT’s assessment.

▪                                           A vote “AGAINST” the proposed CME merger preserves the heritage of CBOT.

▪                                           A vote “AGAINST” the proposed CME merger sends a strong message to CBOT’s Board that CBOT stockholders want the opportunity to accept the ICE proposal.

The text of the letter sent today to the CBOT Board of Directors as well as the text of the April 27, 2007 letter sent regarding our plan for integrating the CBOT and ICE clearing and trading platforms follow:

June 12, 2007

CBOT Holdings, Inc.
141 West Jackson Boulevard
Chicago, Illinois 60604-2929

Attention:	Charles P. Carey

Chairman of the Board of Directors

Jackie Clegg
Larry G. Gerdes
Special Transaction Committee of the Board of Directors

James P. McMillin
Non-Exercise Right Members Committee

Bernard W. Dan
Chief Executive Officer

Dear Sirs and Madam,

We are pleased to resubmit our proposal to combine IntercontinentalExchange, Inc. (“ICE”) with CBOT Holdings, Inc. (“CBOT Holdings”), together with a revised form of merger agreement and related exhibits. We continue to believe a combination of ICE and CBOT Holdings represents a transaction that is superior, from both a financial and strategic perspective, to CBOT Holdings stockholders and to members of the Board of Trade of the City of Chicago, Inc. (“CBOT”) when compared to the currently proposed transaction with CME Holdings Inc. (“CME”).

Based on today’s closing prices, the value of our offer represents $211.55 per CBOT Holdings share. This calculation of value per share does not include the additional consideration offered to CBOT Full Members related to the treatment of the CBOE Exercise Rights, which we calculate to be a minimum of an additional $18.29 per CBOT Holdings share. The revised CME proposal represents only $191.98 per CBOT Holdings share. Our offer represents a 10.2% premium to the CME proposal and represents over $1.0 billion of additional value to your shareholders. We continue to believe the CME proposal is an attempt to acquire the CBOT at a meaningful discount to its full value.

We have included in our revised documentation a redacted version of the proposal regarding the treatment of CBOE Exercise Rights (the “Exercise Rights”). We have worked hard to arrive at an agreement to resolve a dispute that has existed for many years between CBOT Holdings and the Chicago Board Options Exchange (“CBOE”). To the benefit of your Full Members and stockholders, our proposed settlement, unlike the proposed CME transaction, removes a great deal of uncertainty relating to this contentious issue, delivers significant value for the Exercise Rights, and provides an opportunity for liquidity to CBOT members who would otherwise not seek liquidity for fear of jeopardizing the value of their Exercise Rights. We have committed our time and $332.75 million of our capital to the resolution of this issue. In contrast, the CME promises only limited funding for further litigation, despite the fact that the CBOE Exercise Right may be deemed invalid as a result of CME acquiring CBOT Holdings.

Beyond the value of the Exercise Rights settlement agreement to the Full Members, we would like to also highlight an additional implication of the CME’s proposal. Should this issue not be resolved as part of a CBOT Holdings merger, the ongoing dispute and litigation will undoubtedly place significant demands on management’s time and attention going forward to the detriment of all shareholders.

Consideration to Class A Stockholders

At this time, we are reconfirming our proposed exchange ratio of 1.42 ICE shares for each CBOT Holdings share.

Cash Election

Many of your members and stockholders have requested that we consider including cash consideration as an alternative to ICE shares to allow for diversification of their investment holdings. Our revised proposal includes an election, at the option of each stockholder, to receive cash consideration in an amount equivalent to the value implied by 1.42 ICE shares at the time the CBOT Holdings merger with ICE closes. The total amount of cash consideration in the transaction will be subject to a maximum of $2.5 billion. CBOT Holdings stockholders who elect to receive cash will receive the cash consideration, subject to pro ration if demand for cash exceeds the maximum cash available.

If no CBOT Holdings stockholder elects cash consideration, the stockholders of CBOT Holdings will retain approximately 51.6% of the outstanding shares of the combined company. If all CBOT Holdings stockholders elect to receive cash, based on the current value of ICE shares, CBOT Holdings stockholders will receive approximately $47.12 cash per share and own 45.3% of the combined company. If CBOT stockholders do not elect to receive the full amount of cash available, ICE currently intends to use any remaining cash to repurchase ICE shares after the closing of a transaction.

Dividends to Class A Stockholders

Our agreement provides for the ability of CBOT to pay pre-closing dividends of $0.29 per share for the third and fourth quarters of 2007 and a dividend for the first quarter of 2008 based on earnings during that period.

Integration issues

As we outlined in a letter dated April 27th (attached herein for your reference), we are extremely confident in our ability to integrate our two businesses. We have a detailed plan, including dates for specific deliverables and testing requirements, under which we intend to execute the transition of technology from the AEMS system to the ICE platform and the transition of clearing from the CME Clearinghouse to our U.S. clearing platform, now known as ICE Clear. In particular, we have prepared detailed analyses relating to technology and clearing requirements in order to support CBOT’s current and expected business volumes. For this and other reasons we have discussed with you and your management team, we continue to disagree strongly with your conclusion that the integration of ICE and CBOT Holdings could not be accomplished in an acceptable timeframe.

Furthermore, even if we were to encounter unexpected delays, these could readily be addressed. We appreciate that the termination dates for your outsourced technology and clearing services may not align ideally for purposes of our planned migration in January 2009, and that therefore some additional flexibility in terms of extending one or both of these contracts may be required. We have every reason to believe that such flexibility, if needed, will be readily available.

As it relates to clearing, we understand that CBOT may extend the existing clearing services agreement with the CME for a six month period beyond the first termination date in January 2009 if CBOT is unable to engage another entity prepared and able to provide comparable clearing services on commercially reasonable terms. Consequently, in the worst case, we believe the combined company would have access to clearing services through at least the middle of 2009.

Given the importance of a competitive clearing solution to the futures industry, we believe that the combined ICE/CBOT would enjoy substantial support and cooperation from the clearing firms in this transition. Over the past few months, we have had many discussions with important industry participants and with the Futures Industry Association to confirm this point of view. We encourage you to undertake similar discussions in order to satisfy yourselves of this level of industry support.

In order to gain flexibility, if needed, regarding the timing of the planned migration of your trading platform, we have recently held discussions with senior management of NYSE Euronext, the parent company of AEMS. Based on these discussions, we believe that NYSE Euronext would be prepared to extend the AEMS technology agreement, if necessary, on reasonable commercial terms for the period reasonably required to facilitate the migration of the CBOT trading platform and CBOT clearing onto ICE platforms.

Although as indicated above we remain confident that we can successfully integrate our two businesses within 18 months, the flexibility to extend these deadlines would permit our two businesses to be integrated even within the 24 months projected by CBOT Holdings’ management.

Combination benefits

By moving current CBOT electronic trading to the ICE platform, we will be able to decrease technology expense and improve efficiency. We have also verified opportunities to rationalize redundant general and administrative expenses when we consolidate operations into the Chicago headquarters of the combined group. We continue to estimate that these expense and clearing savings would exceed $190 million per annum on a full run-rate basis by January 2009.

We are also confident that providing a single access point to multiple complementary products for all of the combined company’s customers will result in meaningful revenue growth. Further, ICE’s unparalleled OTC capabilities offer an ability to extend our business to support OTC trading in the markets that surround CBOT’s existing products. We estimate that these additional revenue opportunities will provide operating profit in excess of $60 million per annum on a full run-rate basis within 18 months of closing.

We note that our estimate of combination benefits has been consistent throughout this process, and we have attempted to reflect the full value of the combination synergies in our proposal to you. This differs from the CME, which has upwardly revised its synergy estimate and exchange ratio offered to CBOT Holdings stockholders only in response to our competing proposal.

Benefits to the Trading Community and Members’ Rights

We believe that the creation of a global and integrated agricultural commodities marketplace, the ability to trade energy side-by-side with a variety of correlated agricultural products, and the addition of NYBOT’s financial contracts to CBOT’s interest rate and equity index products will promote liquidity and trading opportunities in futures and options products both on the trading floor and through electronic trading.

We have reflected in our merger proposal the significant commitments we are willing to make to ensure the continuation of the rights and privileges available to the members of the CBOT. Our proposal commits us to provide CBOT members with the same rights that are proposed to be made available to them under the CME merger, except that with respect to new products, our proposal provides that all new U.S. grain products, U.S. interest rate products and U.S. equity indices (other than those published by Frank Russell or the New York Stock Exchange) will be listed and traded on CBOT. In addition, neither ICE nor any of its subsidiaries would trade products that, as of the date of our merger agreement, are traded on the CBOT’s open outcry exchange or any electronic trading system maintained by CBOT.

Current CBOT B-1 and B-2 members would also benefit from pricing protections on trading fees. Under the enhanced merger proposal, CBOT trading fees for B-1 and B-2 members would generally not increase from current levels prior to the 2011 Annual Meeting of Stockholders and at least until the 2014 Annual Meeting of Stockholders would generally benefit from discounts of 50% or more from the lowest trading fees available to non-members.

Governance

As we have proposed already, the board of directors of the combined company would draw representatives from both companies. The board would be comprised of 16 members, 11 of whom would be drawn from the ICE board of directors and five of whom would be drawn from the current CBOT Holdings Board. We would propose that Larry Gerdes and Jackie Clegg fill two of these five seats, and that CBOT Holdings and ICE mutually agree on the three remaining CBOT Holdings representatives.

Management

We continue to envision ongoing and important roles for key members of current management of CBOT and would look to form a management group for the combined company taken from the best elements of each of our teams. In contrast to CME’s integration plan, our proposal values the contribution of CBOT staff in implementing the integration plan that we have outlined.

Due Diligence

ICE does not require any additional due diligence.

Financing

ICE has arranged for financing from its lending institutions for the full amount of cash required to fund the maximum cash consideration contemplated in the merger, the payment of the CBOE Exercise Right settlement amount and fees and expenses related to the transaction.

Irrevocable Offer; Break-up Fee

In order to assure CBOT Holdings stockholders and CBOT members that the ICE proposal described in this letter will be available should they vote down the CME transaction, we intend to deliver a signed copy of the attached merger agreement to CBOT Holdings prior to the July 9 special stockholders’ and members’ meetings. We also intend to include with the signed agreement a letter indicating that we cannot legally revoke our offer until after the July 9 meeting, except in certain limited circumstances. Our proposal also provides that ICE would pay for the $294 million break-up fee and expenses payable to CME when CBOT Holdings enters into a definitive merger agreement with ICE, subject to reimbursement in certain circumstances if our merger with CBOT Holdings does not close.

Dissenting Proxy

If you proceed to ask CBOT Holdings stockholders and CBOT members to approve a transaction with the CME without the ability to consider our proposal, we intend to take steps to encourage a rejection of the CME transaction by your stockholders and members. ICE intends to file proxy materials with the SEC that will permit us to communicate directly with CBOT Holdings stockholders and CBOT members instructing them on how to reject the proposed CME transaction. While we respect the Board of CBOT Holdings, we feel strongly that our proposal should have the opportunity to be considered by the CBOT Holdings stockholders and CBOT members and believe that this is currently the only way that will be possible.

Conditions, Approvals and Other Matters

Our board of directors has unanimously authorized the submission of this letter and the attached documents.

We believe our respective counsel have confirmed that our proposed merger presents no regulatory challenges from the standpoint of antitrust or other regulators. We believe the prompt acceptance of our proposal would allow for a closing in the second half of 2007.

This letter is not intended to create or constitute any legally binding obligation, liability or commitment by us regarding the proposed transaction, and, other than the confidentiality agreement we have entered into with you, there will be no legally binding contract or agreement between us regarding the proposed transaction unless and until we have delivered to you an executed definitive merger agreement that has not been revoked in accordance with the terms under which it has been delivered to you, and this merger agreement has been countersigned by CBOT Holdings and CBOT and delivered to us after the proposed CME transaction has been voted down by CBOT Holdings stockholders.

We continue to believe our offer is superior to the CME proposal and we appreciate your continued consideration of our proposal.

Sincerely,

Jeffrey C. Sprecher
Chairman & Chief Executive Officer
IntercontinentalExchange, Inc.

April 27, 2007

CBOT Holdings, Inc.
141 West Jackson Boulevard
Chicago, Illinois 60604-2929

Attention:	Bernard W. Dan
Chief Executive Officer

Dear Bernie:

I am writing to you to clarify certain topics regarding the potential integration of IntercontinentalExchange, Inc. (“ICE”) and CBOT Holdings, Inc. (“CBOT Holdings”).

First, I want to reiterate our continuing and strong interest in combining our two companies upon the terms described most recently in my letter to you and members of your board of directors dated April 20, 2007. We are confident that our proposal is superior to the CME Holdings Inc. (“CME”) proposal, and, as I stated to you in that letter, ICE is prepared to take additional steps to maintain the superiority of our proposal.

I want to communicate our thanks to you for your management team’s efforts over the past four weeks in working with my management group to review and discuss our plan for the integration of our two businesses. We have been impressed by the quality and professionalism of the CBOT Holdings technology team, and believe the discussions were constructive and helpful.

Your team has appropriately focused on the combined company’s ability to move the current trading and clearing activities associated with the CBOT’s business onto our wholly-owned platforms. We noted in our conversations that your team remains focused on our ability to accomplish this transition by January of 2009, the earliest expiration of the AEMS technology and CME clearing agreements. I want to emphasize to you that ICE is extremely confident this integration can take place within that timeframe. We have also shared with your management team our refined views of the capital expenditure and operating costs we believe we will incur in order to enhance our trading and clearing capabilities to support CBOT’s business. We see these investments as substantial and believe the estimates are appropriately conservative.

The reasons for our confidence that the integration would be accomplished in the required timeframe are as follows:

•                                          Previous ICE integration experience. We appreciate the CBOT trading platform and scale of CBOT’s operations are larger and more diverse than the activities of the exchanges we have previously acquired - the NYBOT and the International Petroleum Exchange. However, we do feel our experience in integrating each of these businesses is relevant when evaluating our ability to integrate CBOT’s trading. We integrated the NYBOT clearinghouse and successfully launched electronic trading for NYBOT’s most liquid contracts within three weeks of the closing of the transaction. As you are aware, the NYBOT, at the time of our acquisition, did not have an electronic trading platform. We feel moving the CBOT trading platform will be facilitated by the fact that CBOT and its customers have existing, significant electronic trading capabilities and infrastructure.

•                                          Timing of the last CBOT platform and clearing moves. We understand that the movement of clearing to the CME in 2003 was accomplished within 10 months (April, 2003 through January, 2004). We understand that moving trading to e-CBOT was accomplished in one year (January, 2003 through January, 2004). We also note that both moves were done concurrently. Given the track record that CBOT was able to accomplish these moves in under one year, we feel confident that our 18 month integration timeframe is readily achievable.

•                                          Previous CBOT integration exercises. The functionality created by the CBOT during the platform moves in 2003 will be helpful in our integration. The recent platform moves and lessons learned will eliminate the iterative process that we understand took place during the 2003 move. We also expect to benefit from the capabilities of many of the CBOT personnel who participated in the last platform move.

•                                          Staff and culture. Unlike the previous CBOT platform moves which were performed by vendors or third parties, the integration of CBOT and ICE would be performed by the combined company’s own personnel. This will result in faster and more efficient development and deployment times. Lastly, from our brief interaction with your technology team, we feel that our staff, systems and corporate cultures have many common elements that will contribute to a rapid and efficient integration process.

Finally, while we feel it is a remote possibility, I wanted to explore the implications of our estimate of the timing of the integration proving to be incorrect. We understand that CBOT may extend the existing clearing services agreement with the CME for a six month period beyond the first termination date of January, 2009 if CBOT is unable to engage another entity prepared and able to provide services comparable to the clearing services provided by CME on commercially reasonable terms. Consequently, in the worst case, the combined company could extend clearing services for a short period beyond January. In that circumstance, the combined company would continue to compensate CME at a reasonable, commercial rate. Given that current annual clearing expenses are estimated to be approximately $100 million in 2009, a delay of up to 6 months would result in a modest additional cost and a slight delay in the realization of clearing synergies. These two impacts would be small in the context of the expected overall value of the combination benefits and pro forma market capitalization of the combined company.

I hope this additional information is helpful to you in your continued evaluation of our proposal. My team and I are available for additional discussion on this matter.

Sincerely,

Jeffrey C. Sprecher
Chairman & Chief Executive Officer
IntercontinentalExchange, Inc.

Additional Information

More information about the ICE proposal is available on the ICE website at www.theice.com under About ICE/Investor Relations and at www.theicecbot.com. In addition, ICE will post slides entitled “Revised Proposal to Acquire CBOT Holdings” dated June 12, 2007 to its website under About ICE/Investor Relations and on www.theicecbot.com.

About IntercontinentalExchange

IntercontinentalExchange® (NYSE: ICE) operates the leading global, electronic marketplace for trading both futures and OTC energy contracts and the leading soft commodity exchange. ICE’s markets offer access to a range of contracts based on crude oil and refined products, natural gas, power and emissions, as well as agricultural commodities including cocoa, coffee, cotton, ethanol, orange juice, wood pulp and sugar, in addition to currency and index futures and options. ICE® conducts its energy futures markets through its U.K. regulated London-based subsidiary, ICE Futures, Europe’s leading energy exchange. ICE Futures offers liquid markets in the world’s leading oil benchmarks, Brent Crude futures and West Texas Intermediate (WTI) Crude futures, trading nearly half of the world’s global crude futures by volume of commodity traded. ICE conducts its agricultural commodity futures and options markets through its U.S. regulated subsidiary, the New York Board of Trade®. For more than a century, the NYBOT® has provided global markets for food, fiber and financial products. ICE was added to the Russell 1000® Index on June 30, 2006. Headquartered in Atlanta, ICE also has offices in Calgary, Chicago, Houston, London, New York and Singapore. For more information, please visit www.theice.com and www.nybot.com.

Forward-Looking Statements - Certain statements in this press release may contain forward-looking information regarding IntercontinentalExchange, Inc., CBOT Holdings, Inc., and the combined company after the completion of the possible merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the merger transaction involving ICE and CBOT, including future strategic and financial benefits, the plans, objectives, expectations and intentions of ICE following the completion of the merger, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of ICE’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those expressed or implied in such forward-looking statements regarding the success of the proposed transaction: the failure of CBOT to accept ICE’s proposal and enter into definitive agreements to effect the transaction, the risk that the revenue opportunities, cost savings and other anticipated synergies from the merger may not be fully realized or may take longer to realize than expected; superior offers by third parties; the requisite approvals provided for under the Agreement dated May 30, 2007 by and between ICE and the Chicago Board Options Exchange (“CBOE”), and the performance of the obligations under such Agreement; the ability to obtain governmental approvals and rulings on or regarding the transaction on the proposed terms and schedule; the failure of ICE or CBOT stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending and third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in ICE’s filings with the Securities and Exchange Commission (the “SEC”), including ICE’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on February 26, 2007 and ICE’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as filed with the SEC on May 4, 2007.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligations to disclosure material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this press release.

Important Information About the Proposed Transaction and Where to Find It:

This material relates to a business combination transaction with CBOT proposed by ICE, which may become the subject of a registration statement filed with the SEC. This material is not a substitute for the joint proxy statement/prospectus that CBOT and ICE would file with the SEC if any agreement is reached or any other documents which ICE may send to stockholders in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. ICE intends to file a proxy statement in connection with the special meeting of CBOT stockholders and the special meeting of the members of Board of Trade of the City of Chicago, Inc. (the “Exchange”), both scheduled for July 9, 2007, at which the CBOT stockholders and Exchange members will consider the CBOT merger agreement with CME and other related matters. CBOT stockholders and Exchange members are strongly advised to read that proxy statement and other related documents when they become available, as they will contain important information. Investors will be able to obtain a free copy of the proxy statement with respect to the special meeting and the proxy statement/prospectus, if and when such documents become available, and related documents filed by ICE or CBOT without charge, at the SEC’s website (http://www.sec.gov). Copies of the definitive proxy statement with respect to the special meeting and the final proxy statement/prospectus, if and when such documents become available, may be obtained, without charge, from ICE by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation:

In addition to ICE, all of the directors of ICE may potentially be participants in the foregoing proxy solicitations. The following officers and employees of ICE may also potentially be participants in the foregoing proxy solicitations: Jeffrey C. Sprecher (Chairman and Chief Executive Officer), Charles A. Vice (President, Chief Operating Officer), David S. Goone (Senior Vice President, Chief Strategic Officer), Scott A. Hill (Senior Vice President, Chief Financial Officer), Edwin D. Marcial (Senior Vice President, Chief Technology Officer), Johnathan H. Short (Senior Vice President, General Counsel and Corporate Secretary), Richard V. Spencer (Vice Chairman), Kelly L. Loeffler (Vice President, Investor Relations and Corporate Communications), Andrew J. Surdykowski (Vice President and Assistant General Counsel), Thomas W. Farley (President and Chief Operating Officer, NYBOT) and David J. Peniket (President and Chief Operating Officer, ICE Futures).

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K, filed with the SEC on February 26, 2007 and in ICE’s proxy statement for its 2007 annual meeting of stockholders, filed with the SEC on March 30, 2007.

Other than 1,000 shares of CBOT Class A Common Stock owned by ICE and 22 shares of CME Class A Common Stock owned by Charles R. Crisp through a managed account, neither ICE nor any of the other potential participants in either of these proxy solicitations has any interest, direct or indirect, by securities holdings or otherwise, in CBOT Holdings, Inc. or Chicago Mercantile Exchange Holdings Inc. None of the potential participants will receive any special compensation in connection with either of these proxy solicitations.

Contact:
IntercontinentalExchange:
Kelly Loeffler
VP, Investor Relations and Corporate Communications
(770) 857-4726
kelly.loeffler@theice.com

Sard Verbinnen & Co
Jim Barron/Kara Findlay
(212) 687-8080
Brad Wilks
(312) 895-4700

Crystal Clear Communications
Ellen G. Resnick
(773) 929-9292; (312) 399-9295 (c)
eresnick@crystalclearPR.com

CBOE:
Carol Kennedy, VP, Corporate Communications
+1-312-786-7323
Kennedyc@cboe.com